Exhibit 1.09

Consulting Agreement by and between Pure Vanilla eXchange, Inc.
and CDJP Holdings Corp

CONSULTING AGREEMENT

This Agreement is made by and between CDJP Holdings Corp., 20821 Dearborn, Chatsworth, CA 91311 ("Consultant") and Pure Vanilla eXchange, Inc. ("PVx"), a Nevada corporation with its principal offices located at 144 E. 44th Street, New York, NY 10017
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1.  Retention as Consultant. PVx hereby retains Consultant and Consultant hereby accepts such engagement and agrees to perform the services for PVx as hereinafter set forth.

a.  During the term hereof, Consultant shall advise PVx with respect to its business and the business, securities and financial affairs of NVS Entertainment, Inc., and shall render such other consulting and advisory services as PVx and the Consultant may agree. Such services shall be rendered by Harry Jose or such other person as the Consultant shall designate, provided that such other person shall be acceptable to PVx, in its sole discretion. Consultant’s services shall be rendered from the home or personal place of business of Mr. Jose. Consultant’s personnel shall not be required to devote more than 19.9 hours to the rendering of services hereunder in any week. The President of PVx shall have the authority to designate the person or persons to whom Consultant’s employees shall report with respect to the consulting services assigned hereunder.

b.  During the two (2) years following the date of this Agreement, Consultant shall be entitled to designate one (1) person to serve as a director of PVx and its parent corporation, NVS Entertainment, Inc. (“NVS”). PVx shall present the name of such person to the shareholders of PVx and to the shareholders of such corporations NVS for election to their Boards of Directors and, subject to his election as such, such person shall serve as a Directors of each such corporation during that two (2) year period. If any person designated by Consultant shall resign or become unable to serve, Consultant shall have the right to designate a successor to such person to serve as a director of such corporations for the remainder of such two (2) year period.

2. Term. The term of this Agreement shall be for the period (the "Initial Period") commencing as of the date first above written (the "Commencement Date") and ending on the first anniversary thereof (the "Expiration Date"). Prior to the Expiration Date, the parties shall negotiate in good faith the extension of this Agreement for an additional term of one (1) year (the ”Additional Period”); provided, however, that neither party shall have any liability or obligation to the other if the parties are unable to agree upon the terms of such extension and that this Agreement shall be extended only if such agreement is reached. The period of time during which this Agreement is in effect (i.e., the Initial Period and the Additional Period, if any) is referred to in this Agreement as the "Consulting Period". This Agreement is also subject to earlier termination as provided in Section 3.

3. Termination.

(a)  Termination for Cause. PVx may terminate this Agreement only for cause. For purposes of this Agreement, PVx shall have "cause" to terminate this Agreement if such termination shall be the result of the following actions by any person designated by Consultant to render the services required of it hereunder to PVx:

(i)  willfully engaging in conduct which is materially injurious to PVx;

(ii)  willful fraud or material dishonesty in connection with his performance hereunder;

(iii)  deliberate or intentional failure to substantially perform his duties hereunder that results in material harm to PVx;

(iv)       conviction for, or plea of nolo contendere to a charge of, commission of a felony; or

(v)        continuous and habitual failure to substantially perform his duties under this Agreement.

If PVx determines that it is entitled to terminate this Agreement pursuant to the preceding subsections (i), (ii), (iii) or (v), it shall give Consultant notice of its intention to do so, and if such default shall be cured within thirty (30) days following the date of such notice, this Agreement shall not be terminated as a result of such default. If the default is not cured within such thirty (30) day period, then this Agreement shall be terminated, without further action by PVx. Termination pursuant to the preceding subsection (iv) shall be effective on the giving of notice.

(b)  Termination by Consultant. Consultant shall have the right at any time to terminate this Agreement at any time, upon notice to PVx.

4. Consequences of Termination.

(a)  Without Cause. In the event of a termination of this Agreement by PVx during the Consulting Period other than for "cause" (as provided for in Section 3(a) hereof), PVx shall pay Consultant the consulting fee set forth in Section 5, for the remainder of the Consulting Period, in accordance with the timetable and schedule contemplated for such payments, as though such termination had not occurred.

(b) Other Termination. In the event that this Agreement is terminated (i) by PVx for "cause" (as provided for in Section 3(a) hereof),or (ii) by Consultant’s voluntary termination of this Agreement or upon the death of Harry Jose, the Company shall pay Consultant any earned but unpaid compensation for that portion of the Consulting Period during which this Agreement was in effect, ending on the effective date of the termination of this Agreement, and the Company shall have no further obligations to Consultant.

5.  Compensation. Consultant shall be compensated by PVx for all services to be rendered during the Initial Period by the payment of consulting fees at the rate of Sixty Thousand Dollars ($60,000) per year. Consultant shall be compensated by PVx for all services to be rendered during the Additional Period, if any, by the payment of such consulting fees as the parties may agree. All consulting fees shall be payable in arrears not less frequently than monthly.

6.  Non-Disclosure

(a)  Proprietary Information. Consultant will not, during the period of this Agreement or at any time thereafter, regardless of the reason for the cessation of this Agreement: i) use any Confidential Information for its own benefit or for the benefit of any person or entity other than PVx; ii) disclose to any person or entity any Confidential Information; or iii) remove from PVx's premises or make copies of any Confidential Information, in any form; except, in each case, as may be required within the scope of Consultant's duties during the term of this Agreement.

Upon termination of this Agreement, or at any such time as PVx may request, Consultant will deliver to PVx all copies in its possession or under its control of any Confidential Information, in any form. Except on behalf of PVx, Consultant will not at any time assert any rights in or with respect to any Confidential Information.

For purposes of this Agreement, "Confidential Information" means any trade secrets and all technical, research, operational, manufacturing, marketing, sales and financial policies, plans or information of PVx or of any vendor, supplier, distributor or customer of PVx, regardless of how acquired or developed by PVx or any such vendor, supplier, distributor or customer, concerning any of their respective businesses. Confidential Information does not include information, knowledge or data which Consultant can prove was in his possession prior to the commencement of this or information, knowledge or data which was or is in the public domain by reason other than the wrongful acts of Consultant.

For purposes of this Section 6, “Consultant” shall include each person designated by Consultant to render services to PVx on its behalf, and Consultant shall require each such person to execute a written agreement, expressly inuring to the benefit of PVx, agreeing to be bound by this Section 6 as if such person was a party to this Agreement.

(b)  Developments. Consultant agrees that all products, processes, know-how, inventions or devices, or any improvements to any of the foregoing whether patentable or not ("Inventions"), discovered or developed during the course of this Agreement which are (1) related to PVx 's business;(2) in the course of development by PVx; or (3) made with the use of PVx 's time, materials or facilities, shall belong to PVx. Consultant hereby assigns and transfers to PVx all right, title and interest to any and all such Inventions. Consultant agrees promptly to disclose to PVx all such Inventions and to execute such instruments and assignments and to take all such other action, at PVx 's expense, as may be necessary or desirable to vest title in such Inventions to PVx or to obtain letters patent and copyrights for the benefit of PVx.

(c)  Injunctive Relief. In the event of a breach or threatened breach of any of the terms of this Agreement, PVx shall be entitled to an injunction restraining Consultant from committing any such breach without showing or proving any actual damages and without diminishing any other right or remedy which PVx may have at law or in equity to enforce the provisions of this Agreement. Consultant waives any right it may have to require PVx to post a bond or other security with respect to obtaining or continuing any injunction or temporary restraining order, releases PVx and its officers and directors from and waives any claim for damages against them which it may have with respect to PVx 's obtaining any injunction or restraining order pursuant to this Agreement, and waives any claim that PVx has an adequate remedy at law.

7.  Relationship. Consultant and PVx are and shall be independent contractors in their relationship with each other and neither is nor shall be considered an agent or legal representative of the other for federal or state tax purposes or for any other purposes whatsoever. No person designated by Consultant to render services to PVx on its behalf shall be considered an employee of PVx. Neither Consultant nor any of its employees has any express or implied authority to assume or create any obligation or responsibility on behalf of PVx or to bind PVx in any way. Consultant agrees to indemnify, defend and hold PVx harmless from and against all claims, damages, or liabilities as a result of his breach of this Paragraph. Consultant further acknowledges that no person rendering services to PVx on its behalf shall be entitled to receive any insurance coverage or other fringe benefits that PVx customarily provides to its full-time employees; and that no withholding, FICA or other taxes will be paid or withheld by PVx on behalf of such person.

8.  Arbitration. In the event any dispute shall arise under this Agreement, it shall be submitted to arbitration in New York County, New York in accordance with the rules then pertaining of the American Arbitration Association with respect to commercial disputes. Judgment upon any resulting award, including an award of specific performance or injunctive relief may, after its rendering, be entered in any court of competent jurisdiction by any party. Notwithstanding the foregoing, PVx may maintain an action for injunctive relief in a court of appropriate jurisdiction with respect to any breach of Paragraph 4, pending the resolution of those issues by arbitration.

9.  General Provisions.

(a)  Notices. Any notice required or desired to be given hereunder shall be effective if in writing and delivered personally or by certified mail, postage prepaid and return receipt requested, to a party hereto at the address for such party set forth herein or to such other address as a party may specify by written notice to the other party similarly given, and shall be effective when mailed or, if delivered by hand, when received.

(b)  Benefit. This Agreement and the rights and obligations contained herein shall be binding upon and inure to the benefit of PVx, Consultant and their respective successors and assigns.

(c)  Waiver. The waiver by either party of a breach of any provision of this Agreement shall not operate as or be construed as a waiver of any subsequent breach.

(d)  Entire Agreement. This Agreement contains the entire agreement between the parties relating to the subject matter hereof and may not be altered or amended except by an instrument in writing signed by both parties hereto.

(e)  Severability. The invalidity or unenforceability of a particular provision hereof shall not affect the other provisions of this Agreement, and it shall be construed in all respects as if such invalid or unenforceable provision were omitted.

(f)  Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the State of New York, and Consultant hereby consents to the jurisdiction of the appropriate courts of the State of New York with respect to any disputes relating to this Agreement; provided, however, that the arbitration provisions of Section 8 shall continue to be enforceable.

(g)  Headings. The headings contained herein are inserted for convenience only and do not constitute a part of this Agreement.

(h)  Counterparts. This Agreement may be executed in one or more counterparts, each one of which shall be deemed an original instrument and all of which together shall constitute one and the same document.

(i)  Effect of Termination. Unless otherwise specifically agreed to in writing or they expire by their own terms, the terms of Paragraphs 4 and 5 hereof shall survive any termination, cancellation, repudiation, rescission or expiration of this Agreement and under such circumstances, PVx may continue to enforce such terms as if this Agreement were otherwise in full force and effect.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement this 9th day of March 2006.

CDJP HOLDINGS CORP.	PURE VANILLA EXCHANGE, INC.

By: /s/ Harry Jose	By: /s/ Jed Schutz
Harry Jose, President	Jed Schutz, Treasurer